Filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Filer: Riverview Financial Corporation

Subject Company: Riverview Financial Corporation and CBT Financial Corp.

Registration Statement Number: 333-219062

September 19, 2017

[CBT Financial Logo]

September 19 , 2017

Dear CBT Financial Corp. Shareholder:

Attached to this letter are supplemental disclosures, which are being provided to you to supplement and update the information contained in the CBT Financial Corp. (“CBT Financial”) Proxy Statement, dated August 9, 2017 (the “Proxy Statement”), which was mailed to you on August 9, 2017. The Proxy Statement relates to the CBT Financial special meeting of shareholders scheduled to be held on September 27, 2017. CBT Financial shareholders of record will vote on a proposal to adopt, among other things, the Agreement and Plan of Merger, dated as of April 19, 2017, by and between Riverview Financial Corporation (“Riverview Financial”) and CBT Financial, which provides for, among other things, the merger of CBT Financial with and into Riverview Financial (the “Merger”).

Certain litigation has been filed by a putative shareholder, Paul Parshall, against CBT Financial and its board of directors, as well as against Riverview Financial, in the Court of Common Pleas of Clearfield County, Pennsylvania, in a case entitled Parshall v. Wood et al., Case no. 2017-1198-CD (the “Parshall Action”), seeking, among other things, to enjoin the Merger unless certain additional disclosures are made to the shareholders of CBT Financial. The Parshall Action alleges that the Proxy Statement was misleading, as it allegedly omitted to disclose, among other things, certain information regarding CBT Financial’s and Riverview Financial’s financial projections and the analyses performed by CBT Financial’s financial advisor, Boenning & Scattergood, Inc. The Parshall Action seeks an injunction against the Merger continuing until such disclosures are made.

CBT Financial believes that the Parshall Action is without merit and that no further disclosure is required to supplement the Proxy Statement under any applicable rule, statute, regulation or law. However, to avoid the costs, risks and uncertainties inherent in litigation, CBT Financial has determined that it will make certain supplemental disclosures to the Proxy Statement, all of which are set forth in the attached hereto. Capitalized terms used in the supplemental disclosures but not otherwise defined therein or in this letter have the meanings ascribed to those terms in the Proxy Statement.

/s/ Michael J. Bibak
Michael J. Bibak
President and Chief Executive Officer

Additional Information and Where You Can Find It

In connection with the proposed merger, Riverview Financial Corporation has filed with the SEC a registration statement on Form S-4 to register the shares of Riverview Financial common stock to be issued to the stockholders of CBT Financial Corp. The registration statement includes a proxy statement/prospectus which was sent to the shareholders of CBT Financial Corp. seeking their approval of the merger. Investors and security holders of CBT Financial Corp. are urged to read the proxy statement/prospectus filed with the SEC because it contains important information about Riverview Financial Corporation and the proposed transaction. The proxy statement/prospectus and any other documents filed by Riverview Financial Corporation with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Riverview Financial Corporation by contacting Riverview Financial Corporation at 717-957-2197. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

CBT Financial Corp and its directors, executive officers and certain other members of its management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from CBT Financial Corp.’s shareholders in connection with the transaction. Information regarding the interests of such directors and executive officers (which may be different than those of CBT Financial Corp.’s shareholders generally). Information concerning all of CBT Financial Corp.’s participants in the solicitation is included in the proxy statement/prospectus relating to the proposed transaction.

The following contains supplemental disclosures (which are marked for ease of your review) regarding CBT Financial Corp. and Riverview Financial Corporation and is intended to supplement and update, and should be read in conjunction with, the CBT Financial Corp. Proxy Statement, dated August 9, 2017.

Opinion of Boenning & Scattergood, Inc., CBT’s Financial Advisor.

By letter dated February 16, 2017, CBT Financial retained Boenning & Scattergood, Inc., or Boenning & Scattergood, to act as its exclusive financial advisor in connection with a possible sale, merger, or other business combination. Boenning & Scattergood is an investment banking firm headquartered in West Conshohocken, Pennsylvania with an expertise in merger and acquisitions involving banks and other financial institutions. Boenning & Scattergood is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Boenning & Scattergood acted as financial advisor to CBT Financial in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement, dated as of April 19, 2017. At a meeting of the CBT Financial board of directors on April 19, 2017, the CBT Financial board of directors reviewed the merger agreement and Boenning & Scattergood delivered to the board of directors its oral and written opinion, that as of such date and based upon and subject to the various considerations set therein, the exchange ratio was fair to the holders of CBT Financial common stock from a financial point of view. The CBT Financial board of directors approved the merger agreement at this meeting.

The full text of Boenning & Scattergood’s written opinion, dated April 19, 2017, is attached as Annex B and is incorporated in this proxy statement/prospectus by reference. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Boenning & Scattergood in rendering the opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. CBT Financial’s shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

The opinion speaks only as of its date. The opinion was directed to the CBT Financial board of directors and is directed only to the fairness, from a financial point of view, of the exchange ratio of Riverview Financial common stock to be received by the holders of CBT Financial common stock. It does not address the underlying business decision of CBT Financial to engage in the merger or any other aspect of the merger and is not a recommendation to any CBT Financial shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering the opinion, Boenning & Scattergood reviewed and considered, among other things:

•	the merger agreement;

•	audited financial statements for the three years ended December 31, 2016 and other historical financial information of CBT Financial and Riverview Financial;

•	certain publicly available financial statements and other historical financial information of CBT Financial and Riverview Financial;

•	certain internal financial projections for CBT Financial and Riverview Financial for the calendar years ending December 31, 2017, 2018 and 2019, as provided by senior management of CBT Financial and Riverview Financial as well as Riverview Financial’s financial advisor;

•	the pro forma financial impact of the proposed merger between Riverview Financial and CBT Financial based on assumptions as determined by the senior managements of Riverview Financial and CBT Financial as well as Riverview Financial’s financial advisor, relating to transaction expenses, purchase accounting adjustments and cost savings;

•	the terms and structures of other comparable recent mergers and acquisition transactions in the commercial banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Boenning & Scattergood considered relevant.

Boenning & Scattergood also discussed with certain members of senior management of CBT Financial the business, financial condition, results of operations and prospects of CBT Financial and held similar discussions with senior management of Riverview Financial concerning the business, financial condition, results of operations and prospects of Riverview Financial.

In performing its review, Boenning & Scattergood relied upon the accuracy and completeness of all of the financial and other information that was available to Boenning & Scattergood from public sources, that was provided to Boenning & Scattergood by CBT Financial and Riverview Financial, or their respective representatives, or that was otherwise reviewed by Boenning & Scattergood, and Boenning & Scattergood has assumed such accuracy and completeness for purposes of rendering the opinion. Boenning & Scattergood has further relied on the assurances of the respective managements of CBT Financial and Riverview Financial that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Boenning & Scattergood has not been asked to and has not undertaken an independent verification of any of such information and does not assume any responsibility or liability for the accuracy or completeness thereof. Boenning & Scattergood did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of CBT Financial and Riverview Financial or any of their respective subsidiaries. Boenning & Scattergood renders no opinion or evaluation on the collectability of any assets or the future performance of any loans of CBT Financial and Riverview Financial. Boenning & Scattergood did not make an independent evaluation of the adequacy of the allowance for loan losses of CBT Financial and Riverview Financial, or the combined entity after the merger, and it has not reviewed any individual credit files relating to CBT Financial and Riverview Financial. Boenning & Scattergood has assumed, with CBT Financial’s consent, that the respective allowances for loan losses for both CBT Financial and Riverview Financial are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Boenning & Scattergood used internal financial projections for CBT Financial and Riverview Financial as provided by the senior management of CBT Financial and Riverview Financial. Boenning & Scattergood also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies that were prepared by and/or reviewed with the senior management of each of CBT Financial and Riverview Financial. With respect to those projections, estimates and judgments, the management of CBT Financial and Riverview Financial confirmed to Boenning & Scattergood that their respective projections, estimates and judgments reflected the best currently available estimates and judgments of CBT Financial and Riverview Financial managements of the future financial performance of CBT Financial and Riverview Financial and Boenning & Scattergood assumed that such performance would be achieved. The projections furnished to Boenning & Scattergood and used by it in certain of its analyses were prepared by CBT Financial’s and Riverview Financial’s senior management teams. CBT Financial and Riverview Financial do not publicly disclose internal management projections of the type provided to Boenning & Scattergood in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. Boenning & Scattergood expresses no opinion as to such financial projections or estimates or the assumptions on which they are based. Boenning & Scattergood has also assumed that there has been no material change in CBT Financial’s and Riverview Financial’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Boenning & Scattergood. Boenning & Scattergood has assumed in all respects material to its analysis that CBT Financial and Riverview Financial will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement are not waived. Finally, with the consent of CBT Financial, Boenning & Scattergood has relied upon the advice that CBT Financial has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date thereof. Events occurring after the date thereof could materially affect the opinion. Boenning & Scattergood has not undertaken to update, revise, reaffirm or withdraw the opinion or otherwise comment upon events occurring after the date thereof.

The opinion was directed to the CBT Financial board of directors in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of CBT Financial as to how any such shareholder should vote at the CBT Financial special meeting. The opinion is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of CBT Financial common stock and does not address the underlying business decision of CBT Financial to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for CBT Financial or the effect of any other transaction in which CBT Financial might engage. The opinion shall not be reproduced or used for any other purposes without Boenning & Scattergood’s prior written consent. The opinion has been approved by Boenning & Scattergood’s fairness opinion committee. Boenning & Scattergood has consented to inclusion of the opinion and a summary thereof in this proxy statement/prospectus and in the registration statement on Form S-4 which includes this proxy statement/prospectus. Boenning & Scattergood does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director, or employee, or class of such persons, relative to the compensation to be received in the merger by any other shareholder.

In rendering its opinion, Boenning & Scattergood performed a variety of financial analyses. The following is a summary of the material analyses performed by Boenning & Scattergood, but is not a complete description of all the analyses underlying Boenning & Scattergood’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Boenning & Scattergood did not attribute any particular weight to any analysis or factor that it considered. Rather, Boenning & Scattergood made qualitative judgments as to the significance and relevance of each analysis and factor. Boenning & Scattergood did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support the opinion; rather Boenning & Scattergood made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Boenning & Scattergood believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Boenning & Scattergood’s comparative analyses described below is identical to CBT Financial or Riverview Financial and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of CBT Financial or Riverview Financial and the companies to which they are being compared.

In performing its analyses, Boenning & Scattergood also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of CBT Financial, Riverview Financial and Boenning & Scattergood. The analysis performed by Boenning & Scattergood is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Boenning & Scattergood prepared its analyses solely for purposes of rendering the opinion and provided such analyses to the CBT Financial board of directors at the April 19, 2017 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Boenning & Scattergood’s analyses do not necessarily reflect the value of CBT Financial’s common stock or the prices at which CBT Financial’s common stock may be sold at any time. The analysis and the opinion of Boenning & Scattergood was among a number of factors taken into consideration by the board of directors of CBT Financial in making its determination to approve of CBT Financial’s entry into the merger agreement and the analyses described below should not be viewed as determinative of the decision the board of directors of CBT Financial or management with respect to the fairness of the merger.

At the April 19, 2017 meeting of the CBT Financial board of directors, Boenning & Scattergood presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Boenning & Scattergood or the presentation made by Boenning & Scattergood to the CBT Financial board of directors, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Transaction.

The merger, while considered a merger of equals, will be accounted for as an acquisition by Riverview Financial of CBT Financial using the purchase method of accounting and, accordingly, the assets and liabilities of CBT Financial will be recorded at their respective fair values on the date the merger is completed. The Merger will be effected by the issuance of shares of Riverview Financial stock to CBT Financial shareholders. In accordance with GAAP, the final accounting purchase price assigned to record the shares issued in the merger will be based on the closing price of Riverview Financial’s common stock on the effective date of the merger.

Each share of CBT Financial common stock will be exchanged for 2.86 shares of Riverview Financial common stock. The implied per share offer price in stock paid to CBT Financial shareholders was derived by multiplying the negotiated exchange ratio of 2.86 by Riverview Financial’s closing stock price of $11.86 as of April 18, 2017, resulting in a per share value to CBT Financial’s shareholders of $33.93.

The key transaction statistics were as follows:

($ in Thousands)
Aggregate Implied Consideration Offered to CBT Financial(1)	$49,044
Implied Consideration Offered Per CBT Financial Common Share	$33.93
Premium / (Discount) to CBT Financial’s Average Reported Stock Price(2)	9.5%
Aggregate Implied Consideration Offered to CBT Financial’s:
Book Value per Share	101.3%
Tangible Book Value per Share	126.8%
LTM Earnings per Share	14.9	x
Pro Forma CBT Financial Ownership	46.0%
Pro Forma Riverview Financial Ownership	54.0%

(1)	Based on $11.86 per share which represented the price of Riverview Financial’s 20-day average stock price as of April 18, 2017.
(2)	Based on $30.99 per share which represented the price of CBT Financial’s 20-day average stock price as of April 18, 2017.

Comparable Companies Analysis.

Boenning & Scattergood compared selected publicly available financial, operating and stock market data for both CBT Financial and Riverview Financial with those of a peer group in order to compare their historical financial and operating performance with the peers and examined the financial considerations relative to the market valuations of the peers. The financial and operating data is as of December 31, 2016 (unless otherwise noted), and the stock market data is as of April 18, 2017. Given their similar size, CBT Financial and Riverview Financial were compared against the same peer group. The peer group consisted of selected companies located in Maryland, Pennsylvania, and New York. Their respective peers are summarized below:

• Emclaire Financial Corp	• First Priority Financial Corp.
• Juniata Valley Financial Corp.	• Steuben Trust Corporation
• Calvin B. Taylor Bankshares, Inc.	• Standard AVB Financial Corp.
• MNB Corporation	• Commercial National Financial Corporation

Boenning & Scattergood compared selected operating, financial data for CBT Financial and Riverview Financial with those of its peers. The financial and operating data for CBT Financial’s and Riverview Financial’s peer group is as of December 31, 2016 (unless otherwise noted) and all market data is as of April 18, 2017. The peers consisted of:

Name	Assets(1)	Stock Price as of 4/18/17	Price / BV(1)(2)	Price / TBV(1)(3)	Price / LTM EPS(1)
Emclaire Financial Corp	$692.1	$28.25	112.4%	140.7%	15.3	x
First Priority Financial Corp	597.8	7.99	116.9%	125.2%	27.6	x
Juniata Valley Financial Corp.	580.4	18.60	149.7%	165.7%	17.4	x
Steuben Trust Corporation	516.1	39.90	128.1%	128.3%	12.1	x
Calvin B. Taylor Bankshares, Inc.	489.3	29.10	103.1%	103.1%	17.1	x
Standard AVB Financial Corp.	488.0	26.65	95.2%	108.2%	24.0	x
MNB Corporation	372.8	24.95	95.6%	95.6%	16.0	x
Commercial National Financial Corporation	366.4	20.85	108.5%	108.5%	14.8	x

(1)	Company financial data as of 12/31/2016.
(2)	BV stands for book value per common share.
(3)	TBV stands for tangible book value per common share.

The median results of the peers were compared to CBT Financial and Riverview Financial. The analysis indicated the following:

CBT Financial	Riverview Financial	Peer Median
Total Assets ($ in Thousands)	$480,698	$543,048	$502,731
Tang. Equity / Tang. Assets	8.2%	6.5%	9.6%
Nonperforming Assets(1) / Assets	1.23%	1.44%	0.51%
LTM(3) Return on Average Assets	0.71%	0.57%	0.75%
LTM(3) Return on Average Tangible Common Equity	8.59%	8.48%	6.80%
LTM(3) Efficiency Ratio(2)	73.3%	76.2%	71.2%
Price to:
Book Value Per Common Share	91.6%	91.2%	110.5%
Tangible Book Value Per Common Share	114.7%	108.9%	116.9%
LTM(3) Earnings Per Common Share	13.5	x	12.4	x	16.6	x
Dividend Yield	3.91%	4.66%	3.33%

(1)	Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due.
(2)	Defined as non-interest expense less intangible amortization divided by the sum of net interest income plus non-interest income.
(3)	LTM stands for the latest twelve months.

Contribution Analysis.

Boenning & Scattergood analyzed the contribution that CBT Financial would have made to various assets, liabilities, revenue and income of the combined company’s latest twelve month earnings as of December 31, 2016 (except where noted). Boenning & Scattergood also reviewed the ownership percentage that CBT Financial’s shareholders would receive in the transaction relative to its financial contribution to the combined company. Existing CBT Financial shareholders will own approximately 46% of the combined company. Boenning & Scattergood has not expressed any opinion as to the actual value of Riverview Financial common stock when issued in the merger or the price at which Riverview Financial common stock will trade after the merger.

The analysis indicated the following information as of and for the twelve months ended December 31, 2016 (except where noted) for both CBT Financial and Riverview Financial:

	CBT Financial	Riverview Financial
Net Income	52%	48%
Total Assets(1)	46%	54%
Net Loans	49%	51%
Deposits	47%	53%
Total Equity(1)	46%	54%
Tangible Common Equity(1)	43%	57%
NPAs + 90PD	33%	67%

LTM Net Income(2)	52%	48%

Average of Above	45%	55%
Pro Forma Ownership	46%	54%

(1)	Riverview Financial adjusted on a pro forma basis for a $17 million common stock offering in January 2017, in which $16 million of net proceeds were raised.
(2)	LTM means the latest twelve months.

Contribution Analysis Comparison.

Boenning & Scattergood analyzed the contribution that CBT Financial would have made to various assets, liabilities, revenue and income of the combined company’s latest twelve month earnings as of December 31, 2016 against comparable publicly available metrics of certain companies that had undertaken a merger of equal transaction according to SNL Financial. This analysis was conducted in order to compare the level of contribution that CBT Financial was making to the combined entity relative to the amount of pro forma ownership its shareholders would retain relative to the peer group. Boenning & Scattergood has not expressed any opinion as to the actual value of CBT Financial common stock when issued in the merger or the price at which CBT Financial common stock will trade after the merger.

The analysis indicated the following information as of and for the twelve months ended December 31, 2016 for both Riverview Financial and CBT Financial and the last publicly reported data prior to the transaction involving the peer medians:

	Riverview Financial / CBT Financial	Merger of Equal Peer Medians
Contribution of:
Assets(1)	54% / 46%	57% / 43%
Tangible Common Equity	57% / 43%	55% / 45%
LTM Net Income(2)	48% / 52%	58% / 42%
Non-Performing Assets(3)	67% / 33%	52% / 48%

Median of Above	55% / 45%	55% / 45%
Pro Forma Board Representation	50% / 50%	55% / 45%
Pro Forma Ownership	54% / 46%	55% / 45%

(1)	Riverview Financial adjusted on a pro forma basis for a $17 million common stock offering in January 2017, in which $16 million of net proceeds were raised.
(2)	LTM means the latest twelve months.
(3)	Defined as total nonaccrual loans plus other real estate owned plus accruing loans that are 90 days past due.

     Ratios are actually reversed as a higher amount would support a lower respective contribution percentage.

     No company, however, used in this analysis is identical to CBT Financial, Riverview Financial or the transaction. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

Comparable Transaction Analysis:

Boenning & Scattergood analyzed certain information relating to recent transactions in the banking industry, consisting of seven bank and thrift transactions announced since January 1, 2015 with target assets less than $1 billion and in which (i) the selling bank’s assets measured between 75% and 100% of the buyer’s assets and (2) the seller’s non-performing assets to asset ratio was less than 2% at the time the sale was publicly announced~~.~~ (see table below). The peers consisted of:

Announcement	Buyer / Target	Target Asset Size ($mil)	Price / BV	Price / TBV	Price / LTM EPS		Core Deposit Premium(1)
11/15/16	Little Bank Inc / Union Bank Corp.	$299.5	127.2%	129.0%	21.0	x	3.7%
8/29/16	Standard Financial Corp / Allegheny Valley Bancorp Inc.	435.0	103.9%	124.3%	15.0	x	3.5%
4/5/16	Community Bancshares Corp. / IT&S of Iowa Inc.	128.1	128.0%	128.0%	14.1	x	2.7%
2/18/16	County Bank Corp / Capac Bancorp Inc.	245.3	89.8%	89.8%	12.2	x	(1.1%)
2/1/16	Elkcorp Inc / Baileyville Bancshares Inc.	42.9	143.7%	143.7%	22.0	x	4.9%
9/8/16	Nicolet Bankshares Inc. / Baylake Corp.	980.6	133.7%	145.5%	15.2	x	6.2%
7/15/15	American Riviera Bank / Bank of Santa Barbara	181.5	104.7%	104.7%	NM		0.5%

(1)	Core deposit premium stands for premium over tangible book value/core deposits.

     Boenning & Scattergood then reviewed and compared the pricing multiples of (i) the implied offer price to CBT Financial based on the fixed exchange ratio of 2.86 shares of Riverview Financial common stock for each share of CBT Financial common stock and Riverview Financial’s twenty-day average closing stock price of $11.86 as of April 18, 2017 and (ii) the median pricing multiples of the selected transaction values. The analysis indicated the following information:

Pricing Multiple	The Merger		Comparable Transaction Median
Price/Book Value	101.3%		127.2%
Price/Tangible Book Value	126.8%		128.0%
Price/Latest Twelve Months Earnings Per Share	14.9	x	15.1	x
Premium over Tangible Book Value/Core Deposits	2.8%		3.5%

Discounted Dividend Analysis.

Using a discounted dividend analysis, Boenning & Scattergood estimated the present value of the future cash flows that would accrue to a holder of a share of CBT Financial’s common stock over a five-year period, estimated as projected annual earnings per share less projected annual common dividends per share. This analysis was performed in order to compare the financial consideration in the transaction to an estimated implied value for CBT Financial’s common stock based on projected future cash flows. This stand-alone analysis was based on several assumptions, including a price to earnings multiple range of 12.5x to 14.5x of CBT Financial’s terminal year common earnings per share (CBT Financial’s multiple as of April 18, 2017 was 13.6x), earnings per share growth rates based upon CBT Financial’s management’s five-year projected earnings per share, which were projected to be approximately $2.97 for 2018, $3.46 for 2019, and grown, for sensitivity analysis, between 0.0% and 10.0% per annum thereafter (midpoint 5.0%), and CBT Financial’s current annual common cash dividend of $1.20 per share, which was not projected to change over the five-year period. The terminal value and projected annual cash dividends were then discounted to present value using a discount rate of 13.0%. This discount rate was used in order to reflect an expected rate of return required by holders or prospective buyers of CBT Financial’s common stock. The discount value was determined using the capital asset pricing model and the build-up method, which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market (1.24x) and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks~~.~~ (equity risk premium of 6.94%, industry risk premium of 1.67%, and size risk premium of 2.68%). We also considered comparable company returns on tangible common equity as a third hurdle rate. The average of the three methods was approximately 13.0%. The analysis indicated that, based upon the aforementioned assumptions, the per common share present value of CBT Financial’s common stock, on a standalone basis, ranged from $27.71 to $40.49, with a midpoint value of approximately $33.59 based on an assumed terminal earnings multiple of 13.5x.

Boenning & Scattergood performed a similar analysis on the five-year financial projections of CBT Financial’s tangible book value per share, estimated based on the cumulative impact of projected earnings per share less projected common dividends per share over the five-year period. This analysis was based on applying a tangible book multiple range of 0.95x and 1.35x (CBT Financial’s multiple as of April 18, 2017 was 1.15x) to the projected terminal year tangible book value ~~based upon CBT Financial’s management’s five-year projected earnings~~ per share~~, earnings per share growth rates~~ in year five, based upon CBT Financial’s management’s five-year projected earnings per share, which were projected to be approximately $2.97 for 2018, $3.46 for 2019, and grown, for sensitivity analysis, between 0.0% and 10.0% per annum thereafter (midpoint 5.0%) and CBT Financial’s current annual common cash dividend of $1.20 per share. The terminal value and projected annual cash dividends were then discounted to present value using a discount rate of 13.0%. The analysis indicated that, based upon the aforementioned assumptions, the per share present value of CBT Financial’s common stock, on a stand-alone basis, ranged from $23.59 to $33.38, with a midpoint value of approximately $28.34 based on an assumed terminal tangible book value multiple of 1.15x.

In connection with the discounted dividend analysis performed, Boenning & Scattergood considered and discussed with CBT Financial’s board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, noninterest income, non-interest expenses and dividend payout ratio. Boenning & Scattergood noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the assumptions that must be made, and the results of this analysis, are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis.

Boenning analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger had been completed as of December 31, 2017; (ii) the implied price to be paid by Riverview Financial for each share of CBT Financial common stock at the time of the announcement was $33.93 based on the fixed stock-for-stock exchange ratio of 2.86 shares of Riverview Financial’s common stock for each share of CBT Financial’s common stock and Riverview Financial’s twenty day average closing price of $11.86; (iii) estimated one-time transaction related costs expensed prior to closing; (iv) CBT Financial’s performance was calculated in accordance with CBT Financial’s management’s prepared earnings projections; (v) Riverview Financial’s performance was calculated in accordance with Riverview Financial management’s prepared earnings projections; and (vi) certain other assumptions pertaining to costs and expenses associated with the transaction, ~~intangible amortization, opportunity cost of cash and other items.~~as determined by management of CBT Financial and Riverview Financial, including estimated total one-time pre-tax transaction and restructuring costs of approximately $4.3 million, estimated eventual pre-tax annual expense savings of approximately $3.4 million, an estimated core deposit intangible of approximately $3.2 million, amortized on a straight line basis over 10-years, and an estimated 0.75% opportunity cost of cash, among other items. The analyses indicated that, for the full calendar years 2018 and 2019, the merger (excluding transaction expenses) would be accretive to both Riverview Financial’s projected earnings per share and to CBT Financial’s earnings per share on a relative basis when adjusting for the fixed exchange ratio of 2.86. On a pro forma basis as of December 31, 2018, the analyses indicated the merger would be dilutive to Riverview

Financial’s tangible book value per share and dilutive to CBT Financial’s tangible book value per share on a relative basis when adjusting for the fixed exchange ratio of 2.86. In addition, the pro forma quarterly cash dividend of $0.1375 per share for the combined company would be accretive to CBT Financial’s current quarterly cash dividend of $0.30 per share on a relative basis when adjusting for the fixed exchange ratio of 2.86. The actual results achieved by the combined company may vary from projected results, and the variations may be material.

Boenning & Scattergood’s Compensation and Other Relationships with CBT Financial.

Boenning & Scattergood acted as the financial advisor to CBT Financial’s board of directors in connection with the merger and will receive a transaction fee equal to 1.25% of the merger consideration, or approximately $613,000, in connection with the merger, contingent on the closing of the merger. Boenning & Scattergood has also received a retainer fee of $25,000 upon its engagement, which will be credited in full against the transaction fee that becomes due and payable upon the closing of the merger. In addition, Boenning received a fee of $125,000 in connection with the delivery of its fairness opinion which will also be credited against the transaction fee. CBT Financial has also agreed to reimburse Boenning & Scattergood for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Boenning & Scattergood and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law up to $12,500.

Boenning & Scattergood, received ~~customary~~ fees of approximately $684,000 and expense reimbursement of approximately $45,000 from CBT Financial in September 2015 for providing investment banking services related to a private placement of CBT Financial common stock.

Except for the arrangements between Boenning & Scattergood and CBT Financial described in the preceding paragraph, Boenning & Scattergood has not had any material relationship with CBT Financial or Riverview Financial during the past two years nor did it receive or expect to receive any material compensation from CBT Financial or Riverview Financial during the past two years. Boenning & Scattergood may provide services to Riverview Financial in the future (and/or to CBT Financial if the Proposed Merger is not consummated), although as of the date of this opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated.

Boenning & Scattergood’s opinion was approved by Boenning & Scattergood’s fairness opinion committee. Boenning & Scattergood did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any of the officers, directors, or employees of any party to the merger agreement, or any class of such persons, relative to the compensation to be received by the holders of CBT Financial’s common stock in the merger.

Riverview Financial and CBT Financial Unaudited Prospective Financial Information

Riverview Financial and CBT Financial do not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the negotiation and review of the consolidation agreement, Riverview Financial’s management reviewed internal CBT Financial financial projections for CBT Financial’s 2017, 2018 and 2019 operations, and CBT Financial’s management reviewed internal Riverview Financial financial projections for Riverview Financial’s 2017, 2018 and 2019 operations (which we refer to as the CBT Financial projections and the Riverview Financial projections, respectively), each of which contain unaudited prospective financial information on a standalone, pre-consolidation basis.

The Riverview Financial projections and the CBT Financial projections were not prepared with a view toward public disclosure, and the inclusion of those projections in this document should not be regarded as an indication that Riverview Financial, CBT Financial or any other recipient of the Riverview Financial projections or CBT Financial projections considered, or now considers, them to be necessarily predictive of actual future results. The Riverview Financial projections and the CBT Financial projections were not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. Neither Riverview Financial’s nor CBT

Financial’s current independent registered public accounting firm nor any other independent accountants, compiled, examined or performed any procedures with respect to the projections included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Riverview Financial Projections and the CBT Financial projections reflect numerous estimates and assumptions made by Riverview Financial and CBT Financial, respectively, with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Riverview Financial’s and CBT Financial’s respective businesses, all of which are difficult to predict and many of which are beyond Riverview Financial’s and CBT Financial’ respective control.

The Riverview Financial projections and the CBT Financial projections also reflect assumptions as to certain business decisions that are subject to change. The Riverview Financial projections and the CBT Financial projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Riverview Financial projections and the CBT Financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Riverview Financial’s and CBT Financial’ performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this document and in Riverview Financial’s reports filed with the SEC. The Riverview Financial projections and the CBT Financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement. Further, the Riverview Financial projections and the CBT Financial projections do not take into account the effect of any possible failure of the merger to occur. None of Riverview Financial, CBT Financial nor any of their financial advisors nor any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the Riverview Financial projections or the CBT Financial projections if they are or become inaccurate (even in the short term). The inclusion of the Riverview Financial projections and the CBT Financial projections herein should not be deemed an admission or representation by Riverview Financial or CBT Financial that they are viewed by Riverview Financial or CBT Financial as material information of Riverview Financial or CBT Financial, respectively, particularly in light of the inherent risks and uncertainties associated with such forecasts.

Riverview Projections. Below are certain financial projections that were prepared by Riverview Financial’s management and were reviewed by CBT Financial in connection with the proposed Merger (dollars in thousands, except per share data):

	For the Years Ended December 31,
	2017	2018	2019
Total Assets	$653,814	$775,020	$814,216
Investment and securities	68,186	68,125	67,257
Loans, net	530,418	641,095	680,860
Deposits	509,500	634,258	656,811
Stockholders’ equity	57,616	58,677	61,511
Net income	2,209	4,332	6,105
Earnings per share	0.45	0.89	1.26

Riverview Budget

	December 31,
	2017	2018	2019	2020	2021
EPS	$0.45	$0.89	$1.26	$1.33	$1.41
Dividend per share	$0.55	$0.55	$0.55	$0.55	$0.55
Source or growth rate	Riverview	Riverview	Riverview	6%	6%

EPS	$0.45	$0.89	$1.26	$1.36	$1.47
Dividend per share	$0.55	$0.55	$0.55	$0.55	$0.55
Source or growth rate	Riverview	Riverview	Riverview	8%	8%

EPS	$0.45	$0.89	$1.26	$1.38	$1.52
Dividend per share	$0.55	$0.55	$0.55	$0.55	$0.55
Source or growth rate	Riverview	Riverview	Riverview	10%	10%

Riverview provided the EPS and Dividend budget information shown in the chart above for the years 2017, 2018 and 2019. Riverview’s financial advisor extrapolated projected results for 2020 and 2021 using the assumed growth rate stated in the chart for three different scenarios (6% growth rate, 8% growth rate and 10% growth rate).

The prospective financial information for Riverview Financial that was provided to Boenning & Scattergood by Riverview Financial’s management and utilized and relied upon by Boenning & Scattergood, as described in “—Opinion of CBT Financial’s Financial Advisor,” is different in some respects from the financial forecasts disclosed in the table above. Specifically, Boenning & Scattergood was provided with and used an assumed long term asset growth rate for Riverview Financial of 14.5% per year and a projected net income for the year ending December 31, 2017 of $2.2 million. The long-term asset growth rate and the projected net income for the year ending December 31, 2017 were based on more current financial information than that set forth in the financial forecasts provided by Riverview Financial’s management to CBT Financial.

In addition, a 2019 earnings estimate of approximately $6.1 million was used and relied upon by Boenning & Scattergood at the direction of Riverview Financial’s management and with the consent of CBT Financial’s board in the discounted cash flow analysis performed by Boenning & Scattergood in connection with its opinion. This estimate, which was derived from the projected net income for the year ending December 31, 2017, utilized an assumed earnings growth rate of 25.8% and was calculated solely for purposes of the discounted cash flow analysis in connection with Boenning & Scattergood’s opinion, and none of Riverview Financial, CBT Financial and Boenning & Scattergood assumes any responsibility for any use of such estimate, or reliance on such estimate, for any other purpose.

CBT Projections. Below are certain financial projections that were prepared by CBT Financial’s management and were reviewed by Riverview Financial in connection with the proposed Merger (in thousands, except per share data):

	For the Years Ended December 31,
	2017	2018	2019
Total Assets	$501,827	$536,770	$564,774
Total cash and securities	64,867	69,837	68,034
Loans, net	396,161	425,963	455,525
Deposits	427,908	456,574	492,849
Total Stockholders’ equity	50,910	53,464	56,739
Net income	3,800	4,286	5,004
Earnings per share	2.63	2.97	3.46

The prospective financial information for CBT Financial that was provided to Boenning & Scattergood by CBT Financial’s management and utilized and relied upon by Boenning & Scattergood, as described in “—Opinion of CBT Financial’s Financial Advisor,” is different in some respects from the financial forecasts disclosed in the table above, Specifically, Boenning & Scattergood was provided with and used an assumed long term asset growth rate for CBT Financial of 4.4% per year and a projected net income for the year ending December 31, 2017 of $3.8 million. The 5.8% per year long-term asset growth rate and the projected net income for the year ending December 31, 2017 were based on more current financial information than that set forth in the financial forecasts provided by CBT Financial’s management to Riverview Financial.

In addition, a 2019 earnings estimate of approximately $5.0 million was used and relied upon by Boenning & Scattergood at the direction of CBT Financial’s management and with the consent of CBT Financial’s board in the discounted cash flow analysis performed by Boenning & Scattergood in connection with its opinion. This estimate, which was derived from the projected net income for the year ending December 31, 2017, utilized an assumed earnings growth rate of 17.3% and was calculated solely for purposes of the discounted cash flow analysis in connection with Boenning & Scattergood’s opinion, and none of Riverview Financial, CBT Financial and Boenning & Scattergood assumes any responsibility for any use of such estimate, or reliance on such estimate, for any other purpose.

The inclusion of the foregoing financial projections and budgets in this proxy statement/prospectus should not be regarded as an admission or representation by CBT Financial or Riverview Financial that they are considered to constitute material information.